UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM F-X

APPOINTMENT OF AGENT FOR SERVICE OF PROCESS AND UNDERTAKING

A                                       Name of Issuer or person filing (“Filer”): Ctrip.com International, Ltd.

B                                       (1)         This is

☒          an original filing for the Filer

☐            an amended filing for the Filer

(2)         Check the following box if you are filing the Form F-X in paper in accordance with Regulation S-T Rule 101(b)(9) ☐

C                                       Identify the filing in conjunction with which this Form is being filed:

Name of registrant:	Ctrip.com International, Ltd.

Form type:	Form CB

File number (if known):	005-79455

Filed by:	Ctrip.com International, Ltd.

Date Filed (if filed concurrently, so indicate):	November 28, 2016 (filed concurrently with Form CB)

D                                       The Filer is incorporated or organized under the laws of the Cayman Islands and has its principal place of business at

968 Jin Zhong Road

Shanghai 200335

People’s Republic of China

Telephone: +86 (21) 3406-4880

E                                        The Filer designates and appoints Law Debenture Corporate Services Inc. (the “Agent”), located at

Law Debenture Corporate Services Inc.
400 Madison Avenue, 4th Floor
New York, NY 10017

Telephone: (212) 750-6474

as the agent of the Filer upon whom may be served any process, pleadings, subpoenas, or other papers in

(a)                                 any investigation or administrative proceeding conducted by the Commission; and

(b)                                 any civil suit or action brought against the Filer or to which the Filer has been joined as defendant or respondent, in any appropriate court in any place subject to the jurisdiction of any state or of the United States or of any of its territories or possessions or of the District of Columbia, where the investigation, proceeding or cause of action arises out of or relates to or concerns any offering made or purported to be made in connection with the securities registered or qualified by the Filer on Form CB on November 28, 2016 or any purchases or sales of any security in connection therewith. The Filer stipulates and agrees that any such civil suit or action or administrative proceeding may be commenced by the service of process upon, and that service of an administrative subpoena shall be effected by service upon such agent for service of process, and that service as aforesaid shall be taken and held in all courts and administrative tribunals to be valid and binding as if personal service thereof had been made.

F                                         The Filer stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-X if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time until six years have elapsed following the effective date of the latest amendment to such Form CB.

The Filer further undertakes to advise the Commission promptly of any change to the Agent’s name or address during the applicable period by amendment of this Form, referencing the file number of the relevant form in conjunction with which the amendment is being filed.

G                                       The Filer undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the Forms, Schedules and offering statements described in General Instructions I. (a), I. (b), I. (c), I. (d) and I. (f) of this Form, as applicable; the securities to which such Forms, Schedules and offering statements relate; and the transactions in such securities.

The Filer certifies that it has duly caused this power of attorney, consent, stipulation and agreement to be signed on its behalf by the undersigned, thereunto duly authorized, in Shanghai, China this 28th day of November, 2016.

Ctrip.com International, Ltd.	By:	/s/ Cindy Xiaofan Wang
		Name:	Cindy Xiaofan Wang
		Title:	Chief Financial Officer

This statement has been signed by the following person in the capacity and on the date indicated.

Law Debenture Corporate Services Inc. as Agent for Service of Process of
Ctrip.com International, Ltd.	By:	/s/ Giselle Manon
		Name:	Giselle Manon
		Title:	SOP Officer
		Date:	November 28, 2016